UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-33225

CUSIP NUMBER 390607109

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Great Lakes Dredge & Dock Corporation

Full Name of Registrant

Former Name if Applicable

2122 York Road

Address of Principal Executive Office (Street and Number)

Oak Brook, Illinois 60523

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Great Lakes Dredge & Dock Corporation (the “Company”) is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) without unreasonable effort or expense due to the circumstances described below.

During the preparation of its year-end financial statements, the Company identified instances in its demolition segment where revenue was recognized in a manner not consistent with the Company’s accounting policy. The Company’s policy regarding pending change orders is to immediately recognize the costs but defer the recognition of the related revenue until the recovery is probable and collectability is reasonably assured. Certain pending change orders where client acceptance has not been finalized were included as revenue. After a review, the Company concluded 2012 second and third quarter demolition segment revenues were overstated by $3.9 million and $4.3 million, respectively. Due to the time expended on this review, the Company now requires additional time to finalize the presentation and review of its financial statements and will be unable to meet the filing deadline for its Annual Report on Form 10-K.

The Company has determined that there was a failure of internal controls to detect or prevent misstatements in the financial statements and that such misstatements are material to the Company’s results of operations for the quarterly and year-to-date periods ended June 30, 2012 and September 30, 2012, but not to any prior interim or annual period. Therefore, the Company will restate its condensed consolidated interim financial statements via the filing of amended Quarterly Reports on Form 10-Q for the periods ended June 30, 2012 and September 30, 2012 prior to filing its annual audited financial statements with the Form 10-K. These amended Quarterly Reports will reflect the conclusion regarding 2012 second and third quarter demolition segment revenues described above and will also include adjustments to dredging operating income to record $1.3 million and $0.9 million of expenses previously capitalized and incurred in the preparation of vessels for the Wheatstone Australia LNG project.

Management’s review and assessment of the Company’s disclosure controls and procedures and management’s evaluation of the Company’s internal control over financial reporting, which is ongoing, has identified a material weakness. A “material weakness” is a deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management is in the process of completing the year-end and restated interim financial statements and assessing matters relating to the effectiveness of the Company’s internal control over financial reporting. Management is also in the process of determining the steps necessary to remediate any material weakness, and recommending to the Audit Committee of the Company’s Board of Directors the corrective actions that the Company could take in connection with the remediation efforts.

Management is working to complete the additional procedures necessary to file the Form 10-K as soon as practicable, but no later than Friday, March 29, 2013.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William S. Steckel	(630)	574-3000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see our press release, dated as of March 14, 2013, included as Exhibit 99.1 to the Form 8-K which we have filed as of today’s date.

Great Lakes Dredge & Dock Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 14, 2013	By	/s/ William S. Steckel
William S. Steckel, Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).